

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

James E. Kras
Chief Executive Officer
Edible Garden AG Incorporated
283 County Road 519
Belvidere, NJ 07823

> **Re: Edible Garden AG Incorporated**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 6, 2022**
> **File No. 333-260655**

Dear Mr. Kras:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1, Filed April 6, 2022

Exhibits

1. We note the qualifications in opinions 1-6 of the legality opinion filed as Exhibit 5.1, specifically, that the Board will approve the issuance and sale of the securities. Because it is not appropriate for counsel to assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities, please have counsel remove the relevant assumptions from its legal opinion. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Margaret K. Rhoda, Esq.